

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Via Email

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, New York 14614

> **Re: Document Security Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 28, 2011**
> **File No. 333-171940**

Dear Mr. White:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your Form 8-K filed on January 5, 2011, you state that the unregistered sale of securities to Fletcher International, Ltd. was made in reliance upon Rule 506 and Section 4(2) of the Securities Act of 1933. You do not appear to have filed a Form D in connection with the offering. Please file a Form D electronically, or tell us in your response letter why no such filing is required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

Facing Sheet of Registration Statement

2.   We note your reference to Securities Act Rule 416 in footnote 1 to the fee table. Please note that you may not rely on Rule 416 to register for resale an indeterminate number of shares of common stock that you may issue under a conversion formula based on fluctuating market prices; you must register for resale the maximum number of shares that you think you may issue on conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, you must file a new registration statement to register the additional shares for resale. For guidance, refer to Question 213.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules. Please confirm your understanding in your response letter.

Risk Factors, page 6

"We have a significant amount of indebtedness…," page 6

3.   You state that you have not made interest payments on the credit facility and have had to obtain a default waiver in the past, including as of September 30, 2010. In your response letter, please provide us with a detailed analysis supporting your eligibility to use Form S-3, focusing on whether any such defaults, in the aggregate, are material to the financial position of your company and its consolidated and unconsolidated subsidiaries, taken as a whole. See General Instruction I.A.5 of Form S-3 and refer to the guidance provided by Questions 115.10 and 115.12 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

Selling Stockholder, page 12

4.   Please revise to identify the person or persons who have voting or investment control over your securities that are owned by the selling security holder. For guidance, refer to Question 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

5.   It appears that the selling security holder is not registering all of the shares it owns in the offering. If correct, please revise the table to disclose the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. See Item 507 of Regulation S-K.

Documents Incorporated by Reference, page 16

6.   Please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Question 123.05 of the Division of

Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

Undertakings, page 20

7.   The language following undertaking 1(c) varies from the language set forth in Item 512 of Regulation S-K. Please revise.

8.   We note that you have not included the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K. Please revise or advise.

Signatures, page 21

9.   You have not identified the person signing the registration statement in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures for Form S-3. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the registration statement. See Instruction 2 to Signatures for Form S-3. Please include the signature of your controller or principal accounting officer in your amended registration statement.

Exhibit 5.1

10.   The first paragraph refers to an aggregate offering price of up to $7,487,000 of common stock. Please ensure that counsel's opinion is revised to describe the current resale offering.

11.   Please ensure that counsel opines, if true, that: (i) the shares of common stock are validly issued, fully-paid and non-assessable, and that (ii) when issued in accordance with the provisions of the warrant agreement as described in the prospectus, the warrant shares will be validly issued, fully-paid and non-assessable.

12.   We note counsel's statement that he is licensed to practice law "solely" in the state of Colorado. Please ensure that counsel removes this apparent qualification; we will not object if counsel removes the word "solely."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan S. Jacobson at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Gary A. Agron, Esq.
        Law Offices of Gary A. Agron